[TELEMIG LOGO] [GRAPHIC OMITTED]               [AMAZONIA LOGO] [GRAPHIC OMITTED]


        TELEMIG CELULAR S.A.                  AMAZONIA CELULAR S.A.
   CNPJ/MF no. 02.320.739/0001-06        CNPJ/MF no. 02.340.278/0001-33
           Listed Company                        Listed Company

 TELEMIG CELULAR PARTICIPACOES S.A.   TELE NORTE CELULAR PARTICIPACOES S.A.
   CNPJ/MF no. 02.558.118/0001-65        CNPJ/MF no. 02.558.154/0001-29
           Listed Company                        Listed Company




                                  MATERIAL FACT


As provided for in Law no. 6,404/76, article 157, paragraph 4, and in Instruction no.358/02, issued by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the management of Telemig Celular Participacoes S.A., Tele Norte Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A. ("Companies") hereby declare that the Board of Directors approved at meetings held on February 4 and 5, 2004, the use of GSM as the standard for the technological migration of the operating companies.


                           Brasilia, February 5, 2004.




                  Joao Cox                    Ricardo Del Guerra Perpetuo
           Chief Financial Officer              Chief Financial Officer
     Telemig Celular Participacoes S.A.           Telemig Celular S.A.
    Tele Norte Celular Participacoes S.A.        Amazonia Celular S.A.